Exhibit 99.1

Young-Davidson Delivers Eleventh Consecutive Quarter of Record Gold Production and Approximately US$9 Million of Positive Net Free Cash Flow

AuRico Delivers Another Year of Consolidated Annual Production that Achieves Guidance Estimates

TORONTO, Jan. 14, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announces preliminary fourth quarter production results.  All amounts are in U.S. dollars unless otherwise indicated.

AuRico is reporting its eleventh consecutive quarter of record gold production from the cornerstone Young-Davidson mine as well as annual consolidated results that are in-line with guidance levels. For the fourth quarter the Young-Davidson operation has reported positive net free cash flow of approximately $9 million (net free cash flow is defined as operating cash flow less sustaining and growth capital expenditures and includes working capital changes). Underpinned by the growing production profile and the corresponding decline in costs, the Company anticipates that the operation will continue to deliver positive net free cash flow going forward in the current gold price environment.

Young-Davidson Quarterly Gold Production Growth: http://files.newswire.ca/975/01-14-15.pdf

Preliminary 2014 Fourth Quarter and Annual Operational Results

	Q1/13	Q2/13	Q3/13	Q4/13	Q1/14	Q2/14	Q3/14	Q4/14[1]	2014[1]
Young-Davidson
Gold ounces produced[2]	28,281	29,252	30,099	33,106	35,104	40,166	40,538	40,945	156,753
Underground cash costs per gold oz.	-	-	-	$663	$808	$803	$656	$656	$719
Open pit cash costs per gold oz.	$694	$716	$666	$983	$1,350	$974	$923	$994	$1,071
Total cash costs per gold oz.[3]	$694	$716	$666	$850	$1,009	$871	$723	$719	$825
Underground mine
Tonnes mined per day	1,130	1,611	1,417	2,590	2,611	3,595	3,752	4,140	3,530
Grades (g/t)	2.7	2.5	2.8	3.1	2.8	3.3	3.1	3.0	3.1
Development metres	1,941	2,445	2,620	2,986	3,772	3,545	3,269	3,438	14,024
Mill processing facility
Tonnes processed per day	6,466	7,017	6,747	6,969	7,163	8,230	7,670	7,757	7,707
Grades (g/t) (incl. open pit stockpile)	1.8	1.7	1.7	2.0	1.8	2.2	1.9	2.0	2.0
Recoveries (%)	86%	85%	89%	88%	87%	88%	90%	88%	88%
El Chanate
Gold ounces produced	17,889	18,751	18,804	16,420	19,110	16,032	16,499	15,638	67,279
Total cash costs per gold oz.[3]	$563	$602	$588	$615	$586	$618	$663	$816	$669
Open pit tonnes mined per day	106,319	98,928	87,336	98,487	95,402	93,808	94,643	89,602	93,352
Consolidated Results
Gold ounces produced[2]	46,170	48,003	48,903	49,526	54,214	56,198	57,037	56,583	224,032
Total cash costs per gold oz.[3]	$635	$655	$628	$771	$870	$801	$706	$746	$779

1.      Data provided for 2014 and the fourth quarter of 2014 are estimates only and subject to change.

2.      Includes pre-production gold ounces from the Young-Davidson underground mine prior to the declaration of commercial production in the underground mine on October 31, 2013.

3.      Represents a non-GAAP measure.  See page 18 of the Company's Q3 2014 Management's Discussion & Analysis for further information. Cash costs are prior to inventory net realizable value adjustments & reversals.  For Young-Davidson, gold ounces for cash costs purposes include ounces produced for 2013, and ounces sold for 2014.  For El Chanate and on a consolidated basis, gold ounces for cash cost purposes include ounces sold. Pre-production ounces produced at Young-Davidson are excluded from ounces produced as these ounces were credited against capitalized project costs when sold.

"During the quarter, the Young-Davidson team has remained focused on driving operational and cost efficiencies throughout the operation and has delivered its eleventh consecutive quarter of record gold production as well as its inaugural quarter of positive net free cash flow. The transition to positive net free cash flow at only the mid-point of Young-Davidson's ramp-up gives us confidence that even in the current gold price environment the cornerstone Young-Davidson mine will continue to generate positive free cash flow going forward." stated Scott Perry, President and Chief Executive Officer. He continued, "We've finished the year in a strong financial position given our year-end cash balance of approximately $90 million and the imminent receipt of C$20 million from the recently restructured royalty arrangement with Crocodile Gold. In 2015, we look forward to delivering further shareholder value through growing production and free cash flow from Young-Davidson, reliable and consistent production from El Chanate, all of which is underpinned by our strong balance sheet."

Corporate Update

•	For 2014, the Company reported consolidated annual gold production of 224,032 ounces, representing the second consecutive year that the Company has achieved consolidated production guidance estimates. For 2014 total cash costs were $779 per gold ounce, in-line with the higher end of guidance estimates.
•	On November 11, 2014, the Company announced a joint venture strategic partnership with Carlisle Goldfields ("Carlisle") in the Lynn Lake Gold Camp ("Lynn Lake"). Under the joint venture agreement the Company has acquired a 25% interest in Lynn Lake for an initial cash contribution of C$5 million and can earn up to a 60% interest by funding C$20 million on the project over a three-year period and delivering a feasibility study within that time period. The transaction represents a low risk opportunity to participate in the early stage advancement of a highly prospective mining district in Canada.
•	On December 15, 2014, the Company announced that it has delineated a new gold-copper porphyry mineralized system at the Kemess Project in north-central British Columbia, Canada. The Kemess East discovery is located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the existing Kemess mill facility. The Company expects to release an initial resource for Kemess East in January, 2015.
•	On December 22, 2014, the Company announced that it had negotiated a revised agreement with Crocodile Gold ("Crocodile"), whereby AuRico would receive a C$20 million upfront payment and a net smelter return royalty of 2% from Crocodile's Fosterville Gold Mine beginning in 2015 and 1% from Crocodile's Stawell Gold Mine beginning in 2016. The transaction is expected to close in mid-January.

Young-Davidson Update

•	At the end of the quarter, the Young-Davidson mine had achieved 21 months of lost time incident free operations.
•	Production of 40,945 gold ounces for the quarter represented the eleventh consecutive quarter of record gold production. For 2014, the Young-Davidson mine produced 156,753 gold ounces, representing the high-end of the Company's annual production guidance estimates. The operation expects to deliver period-over-period production increases going forward as the underground mine ramps-up to its ultimate targeted levels at the end of 2016.
•	Underground cash costs for the quarter were $656 per gold ounce, consistent with the prior quarter and primarily driven by increased production, lower unit processing costs and lower underground unit mining costs. For 2014, underground cash costs were $719 per gold ounce, in-line with the Company's annual guidance levels.
•	During the quarter, underground mine productivity exceeded year-end target levels and averaged approximately 4,140 tonnes per day (4,214 tonnes per day in December) at grades in-line with reserve grade estimates. With underground productivity remaining ahead of target, the operation is well positioned to achieve the 2015 year-end target of 6,000 tonnes per day and an ultimate productivity level of 8,000 tonnes per day at the end of 2016.
•	Underground unit mining costs declined to approximately $39 per tonne in the fourth quarter, in-line with the year-end target of $40 per tonne.
•	Approximately 3,438 metres of underground development advance were completed during the quarter and 14,024 metres for the year, which is in-line with planned levels. The Company will continue to focus on advancing underground development to best position the mine for sustainable, period-over-period, productivity increases in 2015 and beyond.
•	During the quarter, the mill facility averaged 7,757 tonnes per day with recoveries of 88%.
•	Approximately 2.5 million tonnes of open pit ore, at an average grade of approximately 0.75 grams per tonne, is stockpiled ahead of the mill facility for future processing. As the related mining costs associated with the open pit stockpile were expended in prior periods, the processing of this ore will favourably augment the mine's free cash flow profile going forward. The open pit stockpile will continue to supplement underground ore feed to the mill processing facility as the underground mine ramps up to targeted levels and the remaining stockpile will be processed at the end of the mine life.

El Chanate Update

•	During the quarter, the open pit mining rate averaged 89,602 tonnes per day.
•	During the quarter the operation produced 15,638 gold ounces. For 2014, the mine produced 67,279 ounces of gold, slightly below 2014 operational guidance estimates.
•	During the quarter, cash costs were $816 per gold ounce. For 2014, cash costs were $669 per gold ounce, in-line with 2014 operational guidance estimates.

Upcoming News Flow

•	Closing of the restructured royalty agreement with Crocodile Gold (mid-January)
•	Initial Resource for Kemess East (late January)
•	2015 Annual Operational Guidance (after-market February 19)
•	2014 Reserves and Resources Update (after-market February 19)
•	Q4 and Year-End Financial Results (after-market February 19)

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains certain information that constitutes "forward-looking information" and "forward-looking statements" as defined under Canadian and U.S. securities laws. All statements in this press release, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "contemplate", "may", "could", "will", "intend", "estimate", "forecast", "target", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements in this press release include, without limitation, those under the headings , "Young-Davidson Highlights" and "El Chanate Highlights" which include, without limitation, statements with respect to our expectations on underground productivity levels, underground unit mining cost, underground development, mill facility processing rate, cash flow, free cash flow, cash costs, information as to our strategy, plans and future financial and operating performance, such as our expansion plans, project timelines, production plans, projected cash flows or capital expenditure levels, cost estimates, mining or milling methods, projected exploration results, resource and reserve estimates and other statements that express our expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this press release include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under "Risk Factors" in the Company's most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this press release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the assumptions set forth in our most recent Form 40-F/Annual Information Form. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

There can be no assurance that forward-looking statements or information will prove to be accurate, accordingly, investors should not place undue reliance on the forward-looking statements or information contained herein. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

SOURCE AuRico Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2015/01/14/20150114_C9414_DOC_EN_43338.pdf

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 06:00e 14-JAN-15